

YUKON TERRITORY
NWT
CANADA
BRITISH COLUMBIA
ALASKA
USA
ALBERTA
Rocky Mountains
PACIFIC OCEAN
UNITED STATES OF AMERICA
GREEN ENERGY CLAIMS
N
Atlin
Atlin L
Liard R
Dease Lake
Fort Nelson
Stikine R
Stewart
Williston L
Hudson's Hope
Fort St John
Dawson Creek
Chetwynd
Tumbler Ridge
Dixon Entrance
Prince Rupert
New Hazelton
Smithers
Mackenzie
Masset
Terrace
Kitimat
Houston
Burns Lake
Fraser Lake
Vanderhoof
Fort St James
Fraser
Prince George
McBride
Queen Charlotte City
Sandspit
Queen Charlotte Islands
Hecate Str
Coast Mountains
Quesnel
Wells
Valemount
Bella Bella
Bella Coola
Queen Charlotte Sound
Chaîne Côtière
Williams Lake
Kinbasket L
Fraser R
100 Mile House
Fl Columbia R
Golden
Port Hardy
Port McNeill
Port Alice
Lillooet
Ashcroft
Revelstoke
Campbell River
Kamloops
Salmon Arm
Vancouver Island
Powell River
Whistler
Merritt
Vernon
Invermere
Courtenay
Sechelt
Squamish
Okanagan L
Kelowna
Nakusp
Elkford
Port Alberni
Str of Georgia
Penticton
Nelson
Kimberley
Tofino
Ucluelet
Parksville
Nanaimo
Ladysmith
Vancouver
Hope
Abbotsford
Castlegar
Osoyoos
Trail
Creston
Cranbrook
Sidney
Saanich
Victoria
Juan de Fuca Str
LEGEND
Provincial capital
Other populated places
Trans-Canada Highway
Major road
Ferry route
International boundary
Provincial boundary
Scale
100 0 100 200 300
km km
Base Map Source © 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.

ARBUTUS RESOURCES INC.

GREEN ENERGY

URANIUM PROSPECT

LOCATION

BRITISH COLUMBIA CANADA

FIGURE 1

AMP Sep 2005


Williams Lake
150 Mile House
St. Joseph Mission
141 Mile House
Alexis Creek
Riske Creek
093B/02
093A/03
093A/02
092P/14
092P/13
092O/16
092O/15
092O/14
Lac la Hache
Alkali Lake
108 Mile Ranch
GREEN ENERGY
CLAIMS
Gateway
100 Mile House
092P/10
092P/11
092P/12
092O/09
092O/10
092O/11
092O/12
Dog Creek
Gang Ranch
93 Mile
Lone Butte
092P/07
092P/06
092P/05
092O/08
092O/07
092O/06
092O/05
70 Mile House
092P/04
092P/03
092P/02
092O/01
092O/02

10 km

N

Mineral Claims

Roads

100 Mile House City /Municipality

Gang Ranch Locality

ARBUTUS RESOURCES INC.
GREEN ENERGY CLAIMS
LOCATION AND ACCESS
FIGURE 2